 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

August 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,594,501
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,594,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,594,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. Y2187A127	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 8,594,501
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 8,594,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,594,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. Y2187A127	Page 4 of 6 Pages
1	NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,947
8	SHARED VOTING POWER 8,594,501
9	SOLE DISPOSITIVE POWER 164,947
10	SHARED DISPOSITIVE POWER 8,594,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,759,448
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Introductory Statement

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016 and Amendment No. 2 filed on July 11, 2016 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding thereto the following:

The Funds (other than the Foundation) expended an aggregate of $15,300,000 of their own investment capital to purchase the 5,100,000 shares of Common Stock acquired by them at the Stock Purchase Closing (as defined in Item 5 below).  The Foundation expended $301,998 of its own investment capital to purchase the 100,666 shares of Common Stock acquired by it at the Stock Purchase Closing.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
The information contained in Item 5 of this Amendment is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and supplemented by adding thereto the following:

(a)          As of the date of this Amendment, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Amendment.  Such percentages are calculated based upon (i) the 18,804,203 shares of Common Stock reported to be outstanding as of August 9, 2016 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016, plus (ii) the 29,333,318 shares of Common Stock issued by the Company upon the closing under the Stock Purchase Agreement (the “Stock Purchase Closing”), as reported in Exhibit 99.1 to its Form 8-K filed with the SEC on August 10, 2016.  All Common Stock share numbers reported in this Amendment reflect the 1-for-20 reverse stock split of the Common Stock that was effective as of 5:00 p.m., Eastern Time, on August 4, 2016.

(c)          On August 10, 2016, at the Stock Purchase Closing, the Reporting Persons acquired beneficial ownership of 5,100,000 shares of Common Stock (5,200,666 shares in the case of Mr. Tananbaum) acquired directly by the Funds.

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2016

By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP